SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30253]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 26, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 19, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Acadia Mutual Funds [File No. 811-22341]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 29, 2012, applicant made a final liquidating distribution to its shareholders, based on net asset value.

Expenses of $6,500 incurred in connection with the liquidation were paid by Acadia Mutual Fund Management, LLC, applicant's investment adviser.

Filing Dates: The application was filed on August 23, 2012, and amended on October 3, 2012.

Applicant's Address: One Penn Plaza, 36th Floor, New York, NY 10119.

BlackRock Investment Quality Municipal Income Trust [File No. 811-7666]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $67,715 incurred in connection with the liquidation were paid by BlackRock Advisors, LLC, applicant's investment adviser. Applicant has retained approximately $72,806 in cash to pay for contingent liabilities.

Filing Dates: The application was filed on July 5, 2012, and amended on October 10, 2012.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Dreyfus Cash Management Plus Inc. [File No. 811-5295]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Dreyfus Cash Management and, on August 25, 2011, made a final distribution to shareholders based on net asset value. Expenses of approximately $78,100 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Dates: The application was filed on August 14, 2012, and amended on October 10, 2012.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Pearl Mutual Funds [File No. 811-10261]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On

October 1, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value.

Expenses of $65,291 incurred in connection with the liquidation were paid by applicant and Pearl

Management Company, applicant's investment adviser.

Filing Date: The application was filed on October 5, 2012.

Applicant's Address: 2610 Park Ave., Muscatine, IA 52761.

BlackRock Floating Rate Income Strategies Fund II, Inc. [File No. 811-21464]
BlackRock Diversified Income Strategies Fund, Inc. [811-21637]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicants transferred their assets to BlackRock Floating Rate

Income Strategies Fund, Inc. and, on October 8, 2012, made final liquidating distributions to their

shareholders based on net asset value. Expenses of approximately $297,156 and $300,345, respectively,

incurred in connection with the reorganizations were paid by each applicant.

<u>Filing Date</u>: The applications were filed on October 22, 2012.

<u>Applicants' Address</u>: 100 Bellevue Parkway, Wilmington, DE 19809.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary